Mail Stop 4561

July 21, 2008

Mr. Douglas P. Martin
President and Chairman
Medical Makeover Corporation of America
500 Australian Avenue South
Suite 700
West Palm Beach, Florida 33401

> **Re: Medical Makeover Corporation of America**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 000-30621**

Dear Mr. Martin:

We have reviewed your filing and have the following two sets of comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting and the proper form type.

Specifically, with respect to internal control, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 11

(a) Disclosure Controls and Procedures, page 11

1.   We note your CEO and CFO have concluded that your disclosure controls and procedures were "effective in timely alerting them to material information required to be included in [your] periodic reports that are filed with the Securities and Exchange Commission." In your response letter, tell us whether your officers concluded that your disclosure controls and procedures are designed and effective

to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms and to also designed to ensure that information required to be disclosed in the reports that you file or submits under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure. Please ensure that future filings express your conclusion regarding the effectiveness of your "disclosure controls and procedures" in terms that conform precisely to the definition of that term in Rule 13a-15(e).

(b) Internal Control Over Financial Reporting, page 11

2.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

3.   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

<u>Form Type</u>

4.   Beginning February 4, 2008, companies formerly classified as "small business
        issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after
        they have filed an annual report for a fiscal year ending after December 15, 2007.
        Although small business issuers are now required to file on Form 10-Q, the
        disclosure requirements of that form are now tailored for smaller companies. We
        note that your quarterly report for the first quarter of fiscal year 2008 was on
        Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that
        filing just to reflect the proper form type, we ask that you review your filing
        requirements and consider whether any action is necessary if your recently filed
        quarterly reports do not contain all required material information. In any event,
        you should file your next quarterly report on Form 10-Q.

5.   Information about recent changes to rules affecting smaller company disclosure
        and filing requirements is available on the SEC website at
        http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any
        questions about these changes, please feel free to contact the SEC's Office of
        Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

                                          * * * * * * *

        Please note that the failure to perform management's assessment adversely affects
the company's and its shareholders ability to avail themselves of rules and forms that are
predicated on the current or timely filing of Exchange Act reports. For further
information regarding these impacts, please see Compliance and Disclosure Interpretation
115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-
kinterp.htm.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or me at (202) 551-3226 if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant